[Barnes & Thornburg LLP Letterhead]


                                                                  April 29, 2005


VIA EDGAR and FEDERAL EXPRESS
-----------------------------


Ms. Celeste Murphy
Special Counsel
Office of Mergers and Acquisitions
Mail Stop 03-03
Securities and Exchange Commission
Washington, DC  20549-0404

     Re:  Northeast Indiana Bancorp
          Preliminary Schedule 14A
          Filed March 16, 2005
          File No. 000-26012

          Schedule 13E-3
          Filed March 16, 2005
          File No. 005- 48437
          -------------------------

Dear Ms. Murphy:

     On behalf of Northeast Indiana Bancorp, Inc. (the "Company"), we are providing in this letter responses to the comments in your letter dated April 28, 2005, regarding the above-referenced filings. Each of the responses to the comments is keyed to the pages in the accompanying amended preliminary Schedule 14A, which includes the changes made to address your comments. All defined terms have the same meaning as in the amended preliminary Schedule 14A.

Background of the Split Transaction, page 14
--------------------------------------------

     1. We note your amendment and response to prior comment 8, however, we believe that you should identify the representatives of the company who had been meeting with the possible merger candidate and explain why these representatives "believed that the price range discussed was not likely to increase."

          On page 17 of the preliminary proxy statement, we have identified the representatives of the company who met with the possible merger candidate and stated why they concluded the price range was not likely to increase.

Ms. Celeste Murphy
April 29, 2005
Page 2


     2. We note your amendment and response to prior comment 10. We believe, however, that you should state that, if true, consideration for counsel for the Committee was limited to two law firms and explain why. Further, disclose the board's consideration of possible conflicts of interest and the board's reasoning for the conclusion that no "impermissible conflict[s]" were created in seeking advice from Barnes & Thornburg despite the fact that Barnes & Thornburg had in fact recently been engaged by NEIB to assist it with consideration of a going private transaction. Did any permissible conflicts exist? If so, what were they?

          We have modified the language on pages 17-18 regarding law firms to make it clear that the Special Committee was authorized to use any legal counsel of its choosing, but that it concluded because Barnes & Thornburg had not previously represented NEIB and since Barnes & Thornburg was expressly hired by NEIB to assist it with the going private transaction, it would be appropriate to consult with that firm on the legal standards and steps involved in a going private transaction. However, the committee is authorized to use other legal counsel if it decides it needs to with respect to this transaction.

     3. We note your amendment and response to prior comment 11. Please disclose the board's consideration of possible conflicts of interest in KBW providing services to both the Committee and the company. Did the board consider and make the determination that no impermissible conflicts existed? Did the board consider and make the determination that permissible conflicts existed?

          We have modified the language on page 18 to make it clearer that the Special Committee and not the company engaged KBW to assist it in determining consideration to be paid to small shareholders. Despite the fact that KBW had represented NEIB in the past, the Special Committee concluded it would be appropriate to engage KBW for this purpose.

     4. Please expand your disclosure in response to prior comment 12 to describe the consideration the board gave to the bases considered. We note that various factors supported different prices. How did the board consider each in relation to each other? For example, did the board determine the median, the average, or some other calculation or consideration of the entirety of the factors presented by KBW?

          We have expanded the disclosures on page 18 regarding the factors considered by the Special Committee in setting the $23.50 per share price.

Effects of the Split Transaction on NEIB, Page 30
-------------------------------------------------

     5. We note your amendment and response to prior comment 19. Please amend your disclosure to include the effect of the Rule 13e-3 transaction on the affiliates' interest in the net earnings of the company in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

Ms. Celeste Murphy
April 29, 2005
Page 3

          We have added on page 27 the disclosure relating to the affiliates' interest in net income of the company that you have requested.

Revocable Proxy
---------------

     6. We note your response to prior comment 22. Please provide us with your analysis as to whether or not forward stock splits require shareholder approval in the company's jurisdiction. If so, the staff takes the position that such forward incorporation should be separated into a separate proposal from the reverse stock split proposal.

          Under Delaware law, forward stock splits do not require shareholder approval assuming, as is the case here, that there are sufficient authorized shares for such split. See Delaware General Corporation Act ss.
     173. We also wish to note that we reviewed several reverse/forward stock splits effected by Delaware corporations, none of which separated their reverse and forward stock splits into two proposals.

     We would be pleased to discuss with you our responses to your comments. If you have any further questions or comments, please contact me at 317 231-7231.



                                           Very truly yours,

                                           /s/ Claudia V. Swhier

                                           Claudia V. Swhier

CVS/jm

cc:      Michael S. Zahn
         Stephen E. Zahn
         Randy J. Sizemore